Exhibit 12.1

Susquehanna Bancshares, Inc.

Computation of Ratio of Earnings to Fixed Charges

	As of / For the Six Months Ended June 30,		As of / For the Year Ended December 31,
	2004	2003	2003	2002
	(Dollars in thousands)
Pre-tax Income from Operation	$45,992	$46,597	$89,104	$89,063
Fixed Charges
Interest on deposits	30,615	33,450	62,891	82,499
Other interest expense	17,130	18,786	36,123	46,974
Rent Expense	1,178	978	2,198	1,686
Earnings to Fixed Changes Ratio:
Excluding interest on deposits	3.5	3.4	3.3	2.8
Including interest on deposits	1.9	1.9	1.9	1.7